The Merger Fund VL

A Westchester Capital Fund

- **Historically, minimal correlation with equities**
- **Historically, negative correlation with fixed income**
- **Positive correlation with interest rates**

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size	$ 43,685,198.89

The total annual operating expense ratio of the Fund was 2.67%. After applicable fee waiver and expense reimbursement (which will apply until April 30, 2020, unless it is terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.94% and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Expense ratios are as of the April 19, 2019 prospectus.

Investment Growth

Time Period: 5/25/2004 to 10/31/2019



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- Benchmark: US 3-mo T-Bill

Trailing Returns (as of month-end)

As of Date: 10/31/2019

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	0.42%	1.19%	4.84%	7.12%	5.20%	3.30%	3.17%	4.80%
Wilshire Event Driven	0.37%	0.84%	5.15%	4.49%	2.96%	1.28%	2.00%	2.87%
Barc Agg Bond	0.30%	2.35%	8.85%	11.51%	3.29%	3.24%	3.73%	4.36%
Benchmark: US 3-mo T-Bill	0.19%	0.57%	2.01%	2.40%	1.60%	1.02%	0.56%	1.39%
US Insurance Market Neutral	0.63%	0.90%	5.61%	5.61%	4.69%	2.70%	—	—

Trailing Returns (as of quarter-end)

As of Date: 9/30/2019

	MERVX
QTD	1.72%
1 Year	6.20%
3 Years	4.95%
5 Years	2.97%
10 Years	3.13%
Since Inception	4.80%

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

Performance Relative to Peer Group

As of Date: 10/31/2019



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- US Insurance Market Neutral

The Merger Fund VL

Portfolio

Avg. position size:	0.79%
Number of long positions:	98
Number of short positions:	16
Percent invested:	78%

TOP 10 Holdings — 33.85%

1. SunTrust Banks, Inc
2. Celgene Corporation
3. Allergan PLC
4. Altaba Inc.
5. Zayo Group Holdings, Inc.
6. Cypress Semiconductor Corporation
7. Cobham PLC
8. The Stars Group Inc.
9. Liberty Property Trust
10. Genessee & Wyoming Inc.

Fund holdings and asset allocation are subject to change at any time and are not recommendat ons to buy or sell any secur ty.

3-Year Risk Metrics

Time Per od: 11/1/2016 to 10/31/2019

	The Merger Fund VL	Wilshire Event Driven	Barclays Agg Bond
Std Dev	2.58%	1.81%	3.29%
Sharpe Ratio	1.35	0.71	0.51
Sortino Ratio	2.28	1.02	0.82
Beta (vs S&P 500)	0.04	0.12	-0.05
Correlation (vs S&P 500)	4.26	67.26	3.26
Beta (vs Barclays Agg)	-0.11	-0.08	1.00
Correlation (vs Barclays Agg)	1.83	2.00	100.00

Deal Terms | Regional Exposure | Sector Exposure



Deal Terms
- Cash: 51.29%
- Stock with Fixed Exchange Ratio: 19.05%
- Cash & Stock: 18.58%
- Stock and Stub: 11.08%
- Stock with Flexible Exchange Ratio (Collar): 0.01%

Regional Exposure
- United States: 81.79%
- United Kingdom: 8.09%
- Europe ex-U.K.: 5.20%
- Canada: 3.41%
- Australia: 0.66%
- Asia ex-Japan: 0.54%
- Mexico: 0.30%

Sector Exposure
- Industrials: 20.08%
- Health Care: 17.52%
- Consumer Disc.: 15.50%
- Communication Services: 15.36%
- Information Tech.: 11.85%
- Financials: 8.53%
- Real Estate: 4.23%
- Energy: 4.06%
- Consumer Staples: 1.15%
- Utilities: 1.06%
- Materials: 0.67%